Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES
YOUR IMMEDIATE ATTENTION

VIATEL HOLDING (BERMUDA) LIMITED
Proposed Transfer of Assets
to Global Voice Group Limited
and
Notice of Special General Meeting

A notice convening the Special General Meeting of Viatel Holding (Bermuda) Limited to be held on June 7, 2006 at 11.00 am at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda, is enclosed with this document.
Your attention is drawn in particular to the letter from the Chairman of Viatel Holding (Bermuda) Limited set out in Part I of this document which recommends you approve the Asset Transfer by voting in favour of the Resolution to be proposed at the Special General Meeting.
Please complete, sign and return the enclosed Form of Proxy in accordance with the printed instructions thereon as soon as possible but, in any event, so as to be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co. or by fax to (212) 509-5152 no later than 24 hours before the time fixed for the Special General Meeting. The completion and return of a form of proxy will not preclude you from attending the Special General Meeting and voting in person if you so wish.

Timetable of Events

Record Date of Special General Meeting	May 11, 2006

Latest time and date of receipt of proxies	11.00 am on June 6, 2006

Special General Meeting	11.00 am on June 7, 2006

All times are local in Bermuda

PART I – Letter from the Chairman of Viatel Holding (Bermuda) Limited

VIATEL HOLDING (BERMUDA) LIMITED
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
www.Viatel.com
May 17, 2006
To the Shareholders of Viatel Holding (Bermuda) Limited
Dear Shareholder:
PROPOSED TRANSFER OF ASSETS TO GLOBAL VOICE GROUP LIMITED
1. Introduction
On February 7, 2006 the Board announced that it had entered into a MOU under which it was proposed to transfer, through lease and sale arrangements, one-half of the Company’s European long haul network assets to Global Voice and to assign to Global Voice existing wholesale customer revenues amounting to approximately €2.6m (approximately US$3.3m) per annum. In return, the Company was to receive: (i) a cash payment of €25m (approximately US$31.8m); (ii) 5 fibre pairs in Global Voice’s metropolitan network in each of 7 European cities; (iii) preferential pricing for up to two additional fibre pairs in Global Voice metropolitan networks; and (iv) after an initial period of two years, a contribution of 50% of the Viatel Network’s operating costs.
Following subsequent negotiations with Global Voice, certain changes have been made to the scope of the transaction as originally outlined in the MOU. In general terms, this has involved:
•	a reduction in the extent of the Viatel Network assets that are the subject of the proposed transaction;

•	a reduction in the initial payment to the Company, from €25m (approximately US$31.8m) to €18.5m (approximately US$23.7m);

•	the outright transfer of all of the Company’s rights and interest in the un-lit German national network known as “PEN 3”;

•	a reduction (from €2.6m (approximately US$3.3m) to €1.7m (approximately US$ 2.1m)) in the value of the wholesale revenue streams being assigned to Global Voice; and

•	an acceleration in Global Voice’s commitment to fund its share of the Viatel Network operating costs.
The purpose of this document is to provide you with details of, and background to, the proposed Asset Transfer the terms of which have now been agreed under the Transaction Documents, to explain why the Board considers the Asset Transfer to be in the best interests of the Company, and accordingly to recommend that you approve and vote in favour of the Asset Transfer at the Special General Meeting.
Further details of the Special General Meeting are set out below, while a notice convening the Special General Meeting is enclosed with this letter.
All definitions used in this letter have the meanings set out under the “Definitions” section, included as Part VI of this document, unless otherwise stated.
2. Background to and reasons for the Asset Transfer
As indicated in the 2004 Annual Report, the Viatel Network, while potentially remaining a major long-term asset of the Company, does not currently generate sufficient revenues to meet its operating costs. This was originally due to the ongoing over-supply of capacity in the telecommunications market which in turn has led to vigorous and often economically unsustainable price competition. While the Company has been seeking ways of maximizing sales over the Viatel Network and of reducing the ongoing related costs, we have also been looking at opportunities to realize value from the Viatel Network assets other than by way of organic growth or cost minimization. This activity has in particular focused on potential divestments of all or part of the Viatel Network assets and/or the related wholesale business and attracting additional third party capital investment.
In connection with this process the Company received in January of this year an offer of interest from Global Voice. After due consideration the Board agreed to enter into a period of exclusivity with Global Voice.
The Board considers the material benefits to the Company of the proposed Asset Transfer to include the following:
•	even after the intended Asset Transfer, the Company will retain significant network assets, considered to be more than sufficient for the development of the Viatel Network and related wholesale business;

•	the cash consideration from Global Voice provides funds to enable investment in backbone electronics which should substantially improve the Company’s competitiveness in the wholesale market;

•	the cash consideration from Global Voice and its commitment to contribute to operating costs should reduce the Company’s cost liability associated with the Viatel Network; and

•	the metropolitan network assets to be contributed by Global Voice, as partial consideration for the Asset Transfer, should substantially improve the reach of the Viatel Network and provide additional market opportunities for the Company.
  3. Principal terms and conditions of the Asset Transfer
The Asset Transfer involves the transfer of various assets along that part of the Viatel Network as illustrated in Part II of this document. More specifically, and on a country by country basis, the following is proposed:
  The Netherlands, Belgium & United Kingdom:
•	The Company will grant Global Voice a long-term lease (or the most equivalent legal form permitted in the relevant jurisdictions) over one-half of Viatel’s fibre and ducts in The Netherlands, Belgium and the UK for a term of 100 years (or such shorter period Viatel is able to grant or which constitutes the economic life of these assets).

•	These leased assets will be the subject of put and call options by which, after a period of five years, the Company and Global Voice can require that Global Voice acquires absolute title (or nearest equivalent legal form of ownership Viatel is able to transfer) to such assets for a nominal sum.
  France:
•	The Company will grant an IRU to Global Voice over one-half of the fibre pairs along a route extending from the Belgian border to Paris, and then to Strasbourg, constituting approximately one third of the Company’s French network.

•	The Company will (to the extent it is legally able to do so) grant Global Voice an option, for a nominal sum and again exercisable after a period of five years, to purchase title/take a long term lease of the fibres subject to the IRU and one-half of the related duct infrastructure.
  Germany:
•	Global Voice will acquire all of the Company’s rights and interest in the assets on the un-lit German stretch of the Viatel Network known as PEN 3.

•	The Company will grant a sub-lease of one-half of the fibres it currently leases from Gasline on the operational ‘PEN 2’ network, the term of such sub-lease being for the remaining 23 years (approximately) of the principal lease with Gasline.

•	The Company will grant Global Voice a long-term lease and option to acquire title (or nearest equivalent legal form of ownership Viatel is able to transfer) in one-half of the Company’s ducts and fibres on the northern part of the Frankfurt ring. In relation to the southern part of the Frankfurt ring, the Company will grant a long-term lease of one-half of the ducts and cables with an option to acquire title (or nearest possible equivalent) to one-half of the fibres. Again, the relevant options will be exercisable any time after five years from Closing.
It will generally be the responsibility of Global Voice to install appropriate electronic and other equipment to activate or ‘light’ the fibre assets referred to above. By way of exception to this, the Company has additionally agreed effectively to provide Global Voice with certain ‘lit’ capacity through allocating to it a specified number of capacity slots (from 20xE1s to 1x STM16) in eight cities on the Viatel Network. The installation, ongoing support, cost of equipment and transmission cards will all be for the account of Global Voice.
Customer Contracts
The Company will transfer to Global Voice net revenues arising under certain specified wholesale customer contracts; by reference to March 2006 revenues, this currently represents an annual revenue stream of approximately €1.7 million (US$2 million approximately). The Company will continue to provide the operational services required to support these customer contracts; however, Global Voice will be liable for the charges that the Company incurs in respect of the lease of third party circuits or other connectivity or equipment required in this regard.
New Equipment Company
The parties will incorporate a 50:50 joint venture company for the purpose of purchasing ‘state of the art’ transmission equipment for the Viatel Network. There is, however, no commitment at this stage for either party to make any investment in this respect. Absent agreement on joint purchasing, each party will remain free to make its own decisions/strategy as to equipment purchases.
Consideration Received From Global Voice
In turn, the Company will receive from Global Voice:
•	a cash payment of €18.5 million (US$23.7 million approximately) net of all applicable taxes;

•	title (or nearest equivalent legal form of ownership as is allowed under local law) to 5 fibre pairs in the GV Network in 7 European cities (Amsterdam, Utrecht, Rotterdam, Frankfurt, Hamburg, Dusseldorf and London);

•	preferential pricing from Global Voice for up to 2 additional fibre pairs on all of Global Voice’s current metropolitan networks – covering in total 14 European cities and, where available, on all future metropolitan networks constructed by Global Voice;

•	preferential pricing from Global Voice for access to specified buildings directly connected to Global Voice’s metropolitan networks;

•	an indefeasible right of use for twenty years in 3 fibre pairs on each section of the PEN 3 network, as and when such sections are made operational by Global Voice;

•	access to additional buildings on the Global Voice network at cost plus 15 percent; and

•	from the first anniversary of Closing, a contribution of one-half of the operating costs with respect to those sections of the Viatel Network on which Global Voice is acquiring an interest.
Operational Issues
Under the terms of a Network Operational Agreement, each of the Company and Global Voice is to grant to the other certain rights to access their respective networks for the purpose of, in particular, maintaining and interconnecting the transferred network assets. Such rights of access will be subject to appropriate procedures designed to protect the security and integrity of each network. In return for Global Voice’s commitment, as referred to above, to contribute to the ongoing costs of the Viatel Network, the Company has additionally undertaken to continue to support the maintenance of the telecommunications facilities being made available to Global Voice. The overall management of any issues regarding the interface of the respective networks will be subject to the supervision of an Operations Committee which will be chaired by a Viatel representative.
The Company is also to grant to Global Voice a licence and/or sub-lease (to the extent it is legally able to do so) providing Global Voice with the right to access and occupy up to one-half of available space in the sites occupied or used by the Company at points of presence, multi-optical repeater stations and regeneration sites on those sections of the Viatel Network on which Global Voice is acquiring an interest.
Closing
Global Voice has requested from the SGX-ST confirmation that the Asset Transfer does not require the approval of its shareholders in general meeting. Until such time as either Global Voice receives confirmation from the SGX-ST that no such shareholders’ approval is required or, if applicable, such approval is given, the Transaction Documents are held in escrow according to the terms of an agreed escrow arrangement.
Closing will be within 2 Business Days of the adoption of the Resolution or, if later, the Transaction Documents coming out of escrow.
Further details of the Transaction Documents are set out in Part III of this document.

4. Information on Global Voice
Global Voice has been listed on the Singapore Stock Exchange since 18 October 2004. Global Voice’s financial headquarters are located in Singapore while its operational headquarters are in Frankfurt with sales and engineering offices in Dublin, Amsterdam and Berlin. Further details on Global Voice, including particular financial information, are set out in Part IV of this document.
Global Voice owns and operates city based dense fibre optic network assets and duct infrastructure across 14 major European cities. The metropolitan footprint in each of the seven cities on the GV Network in which the Company is to acquire fibre assets is (save in the case of London) set out in Part V of this document. The footprint in London, on which Global Voice will be committed to transfer to the Company title to 5 fibre pairs, measures approximately 128.5 route kilometers.
Global Voice have funded the consideration for the Asset Transfer by way of a placing in the form of €33 million 3% convertible bonds due 2011, convertible into ordinary shares of GV.
Since the Subscription Date the net proceeds of the issue of the Bonds have been placed in an escrow account. The Company has been advised by Global Voice that if the Asset Transfer does not become unconditional by June 19, 2006, being two calendar months after the Subscription Date, then the Bondholders have the right to require Global Voice to redeem their Bond(s) at the principal amount paid plus accrued interest.
5. Special General Meeting
Set out at the end of this document is a notice convening the Special General Meeting of the Company to be held at 11.00 am on June 7, 2006 at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. At this meeting the Resolution will be proposed to approve the Asset Transfer.
The Asset Transfer is one of the actions referred to in Bye-Laws 76A(3)(e) and (f) of the Company’s Bye-Laws, and in accordance with the Bye-Laws of the Company, the quorum for the Special General Meeting is constituted by the presence in person, or proxy, of the Holder of the Special Share. An affirmative vote representing a simple majority of the votes cast at the Special General Meeting will be required to approve the Resolution; in accordance, however, with Bye-Law 76A(1) of the Company’s Bye-Laws, the Special Share will carry nine votes for every one vote cast by a holder of any other shares on any vote on the Resolution on a poll.
If you have any queries relating to the completion or return of the form of proxy, please contact the Company’s transfer agent Continental Stock Transfer & Trust Co. on (212) 845-3240.

6. Board Recommendation
The Board considers the terms of the Asset Transfer to be in the best interests of the Company as a whole and to be in furtherance of its business. Accordingly, the Board unanimously recommends that Shareholders vote in favor of the Resolution.
Yours truly,
Leslie Goodman
Chairman

PART II – Relevant Viatel Network

PART III – Summary of the Transaction Documents

1.	Master Network Lease and Sale Agreement

Pursuant to the terms of the Master Network Lease and Sale Agreement, the Company and Global Voice will grant rights to each other on Closing over the assets comprised in their respective networks.

The granting of such rights by the Company to Global Voice is to be effected by the entering into of the Netherlands, Belgium and UK Asset Leases, the IRU with respect to France, the German Asset Lease and the GND Asset Transfer Agreement.

The granting of such rights by Global Voice to the Company is to be effected by the entering into by the parties of the GV Fibre Transfer Agreements.

Both the Company and Global Voice have given to each other certain warranties as are standard to a transaction of this nature such as title to assets and any litigation to which either party may be a party.

A copy of the Master Network Lease and Sale Agreement will be attached to the Form 6-K that the Company will file with the SEC in relation to the SGM and will be available at www.sec.gov.

2.	Network Operational Agreement

The Network Operational Agreement provides the framework and terms and conditions pursuant to which Viatel and Global Voice will interconnect and operate their respective networks (to the extent such operation could impact on the other party’s network).

A copy of the Network Operational Agreement will be attached to the Form 6-K that the Company will file with the SEC in relation to the SGM and will be available at www.sec.gov.

3.	Netherlands, Belgium and UK Asset Leases

On Closing, the Company, Global Voice and the relevant Viatel Group Companies will enter into these asset leases by which certain Viatel telecommunication assets in each relevant jurisdiction will be leased to Global Voice.

4.	The IRU

On Closing, Viatel Operations SA will enter into an IRU to provide to Global Voice access to its telecommunications facilities on the relevant segments of the Viatel Network in France.

5.	The German Infrastructure Lease

On Closing, the relevant Viatel asset-owning companies in Germany will enter into a lease of their telecommunications facilities in Germany, excluding PEN 3, to Global Voice.

6.	The GND Asset Transfer Agreement

Under the GND Asset Transfer Agreement, the relevant Viatel asset-owning companies will sell and transfer the PEN 3 stretch (referred to in the agreement as the ‘GND’) of the Viatel Network to Global Voice. Global Voice accept and acknowledge that the PEN 3 infrastructure is currently not operational and accordingly customary warranties are excluded, in particular with regard to fitness for purpose and use. Global Voice assumes all future liabilities and responsibilities attached to the PEN 3 infrastructure in addition to certain liabilities and responsibilities that may have accrued before Closing.

7.	The GV Fibre Transfer Agreements

On Closing, Global Voice will enter into a fibre transfer agreement with the Company whereby Global Voice will transfer to the Company ownership of 5 fibre pairs in seven metropolitan city networks. Such transfer will generally be in two installments, at Closing and on 2 January 2007. By way of exception, with respect to Global Voice’s London metropolitan network, until such time as it is able to provide full title, Global Voice will grant an IRU in favour of the Company of 5 fibre pairs; Global Voice will however be under an unconditional obligation to transfer ownership to 5 fibre pairs within five years of Closing.

8.	Option and Transfer Agreements

On Closing, the Viatel Group Companies in the relevant jurisdictions will enter into the Option and Transfer Agreement(s) with Global Voice/the relevant GV Group Company under which the relevant Viatel Network assets in the relevant jurisdictions (effectively representing those assets that are the subject of the Netherlands, Belgium and United Kingdom assets leases, the IRU in France and the German Asset Lease) will be the subject of put and call options by which, respectively, the Company and Global Voice can require that Global Voice acquire absolute title (or nearest equivalent the Company is able to grant) to such assets for a nominal sum. The options will be exercisable any time after five years from Closing.

9.	Shareholders Agreement

On Closing, the Company and Global Voice will enter into the Shareholders Agreement to establish the new equipment company. The equipment company will be jointly owned between the Company and Global Voice and is intended to be the vehicle through which the parties will purchase new network equipment (as previously agreed to by the Company and Global Voice) for the purpose of adding ‘state of the art’ transmission equipment to the Viatel Network. Such new equipment is to be allocated equally between the Viatel Network and the sections of the Viatel Network acquired by Global Voice, and the Shareholders Agreement governs the ongoing conduct of the equipment company in this regard. Absent mutual agreement on such purchasing, each party will remain free to make its own decisions/strategy as to equipment purchases.

PART IV – Certain Information on Global Voice

1.	History of Global Voice
Global Voice was incorporated as a company limited by shares in Singapore on 18 September 1999. On 5 January 2000 Global Voice converted into a public company at which time it changed its name to “Horizon.com Limited”. Horizon.com Limited was an investment holding company and acted as a corporate manager, adviser and administrative centre to support the business development and marketing of the business of its subsidiaries. On 7 February 2002, Global Voice changed its name to Horizon Education and Technologies Limited (“Horizon”) and on 27 December 2004 its name was changed to Global Voice Group Limited, following the reverse takeover of Horizon on 18 October 2004 by Global Voice Group.
2.	Business of Global Voice
Global Voice operates optical fibre networks and/or duct infrastructure across 14 European cities. Global Voice provides such private fibre networks and data centre infrastructure for enterprises and telecommunication and service providers in Europe. Its headquarters are in Frankfurt, Germany and it is publicly listed on the SGX — Sesdaq (SGX: H23.SI). The 14 cities in which Global Voice operates metropolitan fibre networks — “the last mile fibre” — and/or duct infrastructure are: Munich, Berlin, Stuttgart, Hanover, Hamburg, Düsseldorf, Cologne, Frankfurt, London (currently under construction), Amsterdam, Rotterdam, The Hague, Utrecht and Dublin.
These metropolitan networks generally have capacity consisting on average of six sub-ducts in each city with each sub-duct containing an average of 432 strands of optical fibre. Global Voice complements its metropolitan networks with three data centres located in Germany, Holland and Ireland from which a range of managed services such as co-location, hosting and business continuity/storage can be provisioned and managed.
3.	Financial Information on Global Voice
Global Voice’s full year results for the year end 31 December 2005 were announced on 23 February 2006 and show:
•	total revenues and operating income of €16.2 million (US$19.6 million approximately)

•	EBITDA profitability of €1.9 million (US$2.3 million approximately)

•	recurring revenues of €10.6 million (US$8.75 million approximately) representing an increase of 40% since the 2004 results

•	gross profit of €6.7 million (US$8.1 million approximately) (64% of revenues) representing an increase of €4 million (US$4.8 million approximately) (52% of revenues) since the 2004 results

•	total assets valued at €142 million (US$171.9 million approximately)

•	€6 million (US$7.2 million approximately) in cash
Further details on Global Voice can be found on its website as follows: http://www.globalvoice.com

PART V – Relevant Global Voice Metropolitan Networks

PART VI – Definitions

“2004 Annual Report”	the Company’s annual report on Form 20-F filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2005 for the year ended December 31, 2004, a copy of which is available at: www.sec.gov.;

“Asset Transfer”	the proposed transfer of certain of the Viatel Network assets to Global Voice on the terms and subject to the conditions set out in the Transaction Documents;

“Board”, “Board of Directors” or “the Directors”	the directors of the Company;

“Closing”	as defined in Part 1 of this document;

“Company”	Viatel Holding (Bermuda) Limited;

“GasLINE”	GasLINE Telekommunikationsnetzgesellschaft Deutscher Gasverorgungsunterernehmen mbH & Co. KG;

“German Asset Lease”	a lease agreement with respect to specific German Assets: (i) forming part of the Frankfurt ring; and (ii) leased by VTL Telecom GmbH from GasLINE;

“Global Voice”	Global Voice Group Limited;

“Group Company”	Viatel Group Company or a GV Group Company; “Group Companies” shall be construed accordingly;

“GV Group”	Global Voice, its holding company (if any) and each subsidiary (whether direct or indirect) of Global Voice;

“GV Group Companies”	the companies which are members of the GV Group; “GV Group Company” shall be construed accordingly;

“GV Network”	means the electronic communications network owned and operated by Global Voice in Europe;

“Holder”	means Morgan Stanley & Co., Incorporated, as the registered holder of the Special Share;

“IRU”	an indefeasible right of use;

“Notice”	the notice of the SGM as set out at the end of this document;

“Ordinary Shares”	the common shares of the Company, par value US$0.01 each;

“Resolution”	the resolutions set out in the notice of the SGM;

“SEC”	the United States Securities and Exchange Commission;

“SGX-ST”	the Singapore Exchange Securities Trading Limited;

“Shareholders”	the holders of Ordinary Shares in the Company;

“Special General Meeting ”or “SGM”	the special general meeting of the Company to be held on June 7, 2006, notice of which is set out at the end of this document, and any adjournment thereof;

“Special Share”	the share of par value US$0.01 held by the Holder and having the rights set out in schedule 2 to the Bye-Laws of the Company;

“Subscription Date”	April 19, 2006;

“Transaction Documents”	the Master Network Lease and Sale Agreement, the Network Operational Agreement and all ancillary documentation (including local law assets leases and option agreements) all as detailed in the Master Network Lease and Sale Agreement;

“Viatel Group”	the Company and each subsidiary (whether direct or indirect) of the Company;

“Viatel Group Companies”	the companies which are members of the Viatel Group; “Viatel Group Company” shall be construed accordingly; and

“Viatel Network”	the network infrastructure in and between Belgium, France, Germany The Netherlands and the UK in which Viatel Group Companies have ownership rights and other rights and interests comprising ducts, optical fibre cables and submarine cables, together with all related metropolitan networks serving certain European cities.

Viatel Holding (Bermuda) Limited
(the “Company”)
N O T I C E
NOTICE IS HEREBY GIVEN to all Shareholders of record on May 11, 2006 (the “Record Date”) that a Special General Meeting of the Company will be held at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda on:
Wednesday, June 7, 2006 at 11.00 a.m. (Bermuda time)
A G E N D A
1.	Elect a Chairman, if necessary.

2.	Read the Notice convening this meeting.

3.	To consider and, if thought fit, approve the following resolutions:

Resolution 1:

That the transfer of (i) one-half of certain of the Company’s European long haul network assets; (ii) all of the Company’s long haul network assets in Germany forming the network stretch known as ‘PEN 3’; and (iii) certain revenues linked to specified existing wholesale customer contracts to Global Voice Group Limited (“Global Voice”), as otherwise described and/or referred to in the chairman’s letter circulated to the shareholders of the Company and dated May 17, 2006 (“Chairman’s Letter”) and on the terms and conditions set out in the Transaction Documents (the material terms of which are described in the Chairman’s Letter) (the “Transaction”) be and are hereby approved subject to such non-material amendments, variations or waivers as any Director or Officer of the Company (acting individually or together) or any duly authorised committee of the Company in their absolute discretion think fit;

Resolution 2

That any one Director or Officer of the Company be and hereby is authorised to take all necessary or desirable steps to negotiate, conclude, implement, execute and give effect to any document, deed, act or thing pursuant to or otherwise in connection with the Transaction and the Transaction Documents; and

Resolution 3

That any and all actions of the Directors and Officers of the Company acting individually or together with another to date in connection with the Transaction be and are hereby approved, ratified, confirmed and adopted in all respects as actions taken for and on behalf of the Company.

4.	Consider and, if thought fit, approve any such other resolutions and/or amendments to the Specified Resolutions (as defined in the Proxy solicited for use at this Special General Meeting and distributed with this Notice) proposed by the Chairman to give effect to the Specified Resolutions and to allow the Company to enter into and perform the transactions described in the Chairman’s Letter.

5.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Director

Dated:	May 17, 2006
To:	The Shareholders, The Directors, The Resident Representative